

September 7, 2010

Barbra E. Kocsis
ML Bluetrend FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
1200 Merrill Lunch Drive (1B)
Pennington, NJ 08543

> **Re:** **ML BlueTrend FuturesAccess LLC**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed August 19, 2010**
> **File No. 000-53794**

Dear Ms. Kocsis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2010

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2010

Certifications

1. We note that the identifications of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the titles of the certifying individuals. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as to not include the individual's title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Bob Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Mark Borrelli, Esq.
    Sidley Austin LLP
    Via facsimile (312) 853-7036